EXHIBIT 12.1

ARGONAUT GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(in millions, except ratios)
Earnings:
Income from continuing operations before provision for income taxes	$135.3	$(21.1)	$3.3	$(129.2)	$(25.5)
Add:
Fixed charges	$12.3	$2.6	$2.9	$2.3	$1.5

Total earnings	$147.6	$(18.5)	$6.2	$(126.9)	$(24.0)

Fixed charges and preferred stock dividends
Interest expense, net	$8.4	$0.4	$0.2	$—	$—
Preferred stock dividends	$1.8	$—	$—	$—	$—
Rental interest factor	$2.1	$2.2	$2.7	$2.3	$1.5

Total fixed charges	$12.3	$2.6	$2.9	$2.3	$1.5

Ratio of earnings to fixed charges and preferred stock dividends	12.0:1	(A)	2.1:1	(B)	(C)

(A)	Earning were inadequate to cover fixed costs by $18.5 million
(B)	Earning were inadequate to cover fixed costs by $126.9 million
(C)	Earning were inadequate to cover fixed costs by $24.0 million